EXHIBIT 99.1

POET Operations Update

  POET demonstrates resonant cavity detector performance exceeding best-in-class
  Process Transfer to 6-inch Production Fab successfully validated on multiple runs
  POET conveys best wishes to Dr. Geoff Taylor upon his retirement

SAN JOSE, Calif., April 04, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today provided updates toward key operational milestones and reaffirmed its confidence to prototype its first detector product by the end of 2016.

As previously announced, POET intends to commercialize its integrated resonant cavity detector as its first product and demonstrate this prototype by the end of 2016.  6-inch detector wafers based on the POET platform, recently fabricated at POET’s foundry supplier, demonstrated superior responsivity parameters relative to best-in-class performance. POET’s detectors differ from conventional devices in that they are resonant cavity designs, which enable greater sensitivity in detector applications.  Benchmark parameters, such as responsivity, on POET’s detector device far exceed the performance of detectors in the market today.  At a bias voltage of 3.3V, POET detectors have demonstrated a room temperature thyristor enhanced saturated responsivity of 13A/W at an input optical power threshold of less than 200mW and at an aperture of 10mm.  This is about 20X higher on a 3X smaller device relative to typical 850nm PiN diodes.  These results from the first set of detector wafers produced at the production foundry provide critical proof points for POET to introduce a differentiated detector product to the market later this year.

The POET team continues to make significant progress in the lab-to-fab transition, achieving a key milestone in successfully validating POET’s process technology transfer to its high volume production foundry supplier.  Multiple 6-inch wafer lots of VCSELs and transistors were also processed at the foundry.  Testing and characterization of these devices is underway and POET expects to require further development cycles through additional wafer processing to fully achieve the true potential for these integrated opto-electronic devices.  Announcements will be forthcoming on the performance of these devices, over the next months, as development progresses.

“We are very excited with both the device results so far and the validation of our process transfer to scalable production environment,” said Dr. Subhash Deshmukh, Chief Operating Officer of POET Technologies. “Over the next few months we plan to make additional announcements on our key milestones and device performance as we continue our aggressive drive towards commercialization of POET’s highly differentiated technology.”

POET also announced that Chief Scientist Dr. Geoff Taylor will be retiring from the Company, effective April 30, 2016.  Dr. Taylor noted that he made the decision to retire in order to focus on his recuperation from multiple surgeries.

“Over the past several months I have been dealing with surgeries arising from complications with a knee replacement and therefore been unable to fulfill my duties as Chief Scientist at POET Technologies,” stated Dr. Taylor.  “The company is now on the verge of successful growth under its new leadership and I believe is well positioned to produce critical prototypes necessary for POET to be recognized as a leader in the data communications market. I have every confidence that this will be accomplished by the new management in place and I am closely monitoring the progress as they move forward with their demonstrations.”

The entire POET team wishes Geoff a complete recovery and happy retirement. “Geoff has the full support and gratitude of the Board of Directors, and we wish him a speedy recovery,” said POET Chief Executive Officer Suresh Venkatesan. “While we will miss Geoff’s wise counsel, we expect to remain on-plan in the execution of our lab-to-fab commercialization initiative to achieve market success for the technology developed and nurtured by Geoff over the past several years.”

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components.  More information may be obtained at www.poet-technologies.com.

For further information:

Robert Ferri
Robert Ferri Partners
Tel: (415) 575-1589
Email: Robert.ferri@robertferri.com

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) “John F. O’Donnell”,
Director and Corporate Secretary
(416) 862-7330

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This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company's confidence in being able to prototype its first detector product by the end of 2016, its expectations regarding the requirement of further development cycles through additional wafer processing to fully achieve the true potential for these integrated opto-electronic devices, its plan to make additional announcements on its key milestones and device performance as it continues its aggressive drive towards commercialization of the Company’s highly differentiated technology, and its expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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